

June 27, 2013

Via E-mail
Jay A. Epstein
Senior Vice President, Chief Financial Officer and Assistant Secretary
NewPage Holdings Inc.
8540 Gander Creek Drive
Miamisburg, OH 45342

> **Re: NewPage Holdings Inc.**
> **Form 10**
> **Filed May 31, 2013**
> **File No. 0-54963**

Dear Mr. Epstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10 Filed May 31, 2013

Business, page 1

Industry Overview, page 6

1.   Please indicate in your disclosure the third party sources or reports that are the basis for your quantitative statements about demand and capacity in the industry. Also, please supplementally provide us with copies of the third party sources or reports, marked to indicate the information that serves as the basis for your statements. Advise us whether this information is publicly available and whether a fee must be paid to obtain the information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Estimates, page 22

2.	Please revise your critical accounting policies to address the nature and amounts of revenue dilution (e.g., product returns, discounts, and volume rebates). This disclosure should address management's process for estimating these amounts, how accurate management's estimates have been in the past, and whether these estimates are reasonably likely to change in the future. For additional guidance, refer to Section V of SEC Release No. 33-8350.

Results of Operations, page 25

3.	Please revise your disclosure for each period presented to quantify underlying activities that generated income statement variances. For example, your analysis of net sales for the quarter ended March 31, 2013 compared to the quarter ended March 31, 2012 refers to higher sales volume and improved product mix along with lower average paper prices, but does not quantify each item's impact. Your revised disclosure should address causal factors impacting each income statement line item.

Liquidity and Capital Resources, page 31

4.	We note your pension plan benefit obligation exceeded the fair value of pension plan assets as of December 31, 2012 by approximately $466 million. With a focus on the potential impact to your liquidity position, please provide disclosure regarding management's expectations for the timing and amount of expected pension contributions. Your disclosure should include a discussion of management's long-term plans to address the funded status of your pension plans. Refer to Item 303(A)(1) of Regulation S-K.

Capital Expenditures, page 33

5.	Please expand your disclosures of capital expenditures here to describe the nature of the major expenditures incurred during the financial periods presented.

6.	You state on page 34 that you expect to fund $75 million to $100 million of capital expenditures in 2013 with cash flows from operations. We note that your statements of cash flows reflect cash flows used for operating activities of $42 million for the three months ended March 31, 2013, and cash flows provided by operating activities of $3 million for the fiscal year ended December 31, 2012. Please provide additional disclosure here and on page 15 of your filing explaining your expectation that operations will provide the necessary cash flows for your planned capital expenditures.

Executive Compensation, page 41

Compensation Discussion and Analysis, page 41

Compensation Programs for 2013, page 46

Annual Short-Term Incentive Plan

7.   We note your disclosure that the short-term incentive plan for 2013 is based on company achievement of metrics established by the compensation committee, which are Adjusted EBITDA, Adjusted Free Cash Flow and Fixed Cost. While you have identified the metrics and the weighting assigned to each metric, you have omitted disclosure of specific performance targets for each metric. Please revise to disclose all qualitative and quantitative performance targets. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the targets would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the targets. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Equity Ownership, page 46

8.   We note your disclosure to the effect that equity compensation granted to executives in 2012 as part of the emergence from restructuring consisted of restricted stock units and two tranches of stock options, one of which was priced at emergence value and the other priced at a "significant premium" to emergence value. In addition to referring the reader to more detailed information found later in the filing, please enhance your analysis here to clarify the basic features that were determined for the equity awards and the rationale for these features, such as:

*   Time-vesting of the restricted stock units over a period of four years with no performance criteria for vesting;
*   The four-year vesting schedule for the stock options; and
*   The amount of the "significant premium" to emergence value for certain stock options and the quantities of premium versus non-premium options.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Summary of Significant Accounting Policies, page 82

Maintenance Costs, page 84

9.   We note that you have elected a new accounting policy under which costs for planned major maintenance shutdowns will be deferred and expensed ratably over the period until the next planned major shutdown. Please tell us how you determined that this change in policy is both allowable and preferable. Refer to FASB ASC 250-10-45-12.

Note 13 – Income Taxes, page 105

10.   Please revise to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief